Financial Investors Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

December 31, 2020

VIA EDGAR

Mr. Edward P. Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

Emerald Growth Fund

Emerald Insights Fund (each, a “Fund,” and collectively, the “Funds”)

File No. 811-08194

Schedule 14A – Definitive Proxy

Dear Mr. Bartz:

On behalf of the Registrant, the Registrant will be filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 (the “1934 Act”) the definitive proxy statement, form of proxy and other soliciting materials (the “Proxy Materials”) relating to a Special Meeting of Shareholders of the Funds.

The Registrant estimates that copies of the Proxy Materials will be released to shareholders of the Fund on or around January 5, 2021.

The Proxy Materials are being filed to update the preliminary proxy statement, form of proxy and other soliciting materials filed on December 9, 2020 (the “Preliminary Materials”). These Proxy Materials include responses to oral comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on December 17, 2020. In addition, the Proxy Materials reflect the completion of certain data points and other non-material clerical changes to the Preliminary Materials.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 17, 2020, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Proxy Materials.

U.S. Securities and Exchange Commission

Division of Investment Management

December 31, 2020

Staff Comments:

1.	Staff Comment: The final paragraph of the “Voting Rights” section in the Preliminary Materials states that broker non-votes will be counted as present for purposes of determining whether a quorum is present. It is the Staff’s position that broker non-votes cannot be counted as present for the purposes of determining whether a quorum is present where the proposal in question relates to a non-routine matter, such as the proposals described in the Preliminary Materials.

Registrant’s Response: While the Registrant does not necessarily agree with the Staff’s position regarding broker non-votes, Registrant has removed the relevant language from the “Voting Rights” section of the Proxy Materials.

2.	Staff Comment: Please provide a copy of the proxy card.

Registrant’s Response: Comment complied with. A copy of the proxy card will be filed with the Proxy Materials.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz of Davis Graham & Stubbs LLP, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP